Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a‑12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0‑10967)
The following excerpts relating to the pending acquisition of Northern States Financial Corporation (“Northern States”) by First Midwest Bancorp, Inc. (“First Midwest”) are from the transcript of a conference call held by executive officers of First Midwest on July 25, 2018 in connection with First Midwest’s announcement of its financial results for the quarter ended June 30, 2018.
Mike Scudder – First Midwest Bancorp, Inc. – Chairman of the Board, President & CEO
Our pending acquisition of Northern States Financial Corporation also continues to go well and remains on pace for fourth quarter close and conversion, which will see us add, as a reminder, about $400 million in deposits, of which about 90% of those deposits are core, and about $300 million in loans outstanding. We also have been very pleased with the overall colleague and customer reaction to this opportunity for us. So that continues to progress very well for us.
. . .
Pat Barrett – First Midwest Bancorp, Inc. – Executive Vice President & CFO
Also note that the NorStates acquisition is expected to result in approximately $12 million of nonrecurring integration costs at closing, which we continue to expect to be in the fourth quarter this year.
. . .
Two quick details on our acquisition of NorStates or Northern States Financial Corporation in addition to Mike's earlier remarks. The transaction is expected to generate around $0.05 of earnings per share in its first full year. Today, our best estimate is that we'll see approximately 75% of this benefit in 2019 and 100% in 2020. On a quarterly basis, we expect to be getting a full run rate benefit by the middle of 2019. The economics of the acquisition are favorable, with a relatively quick tangible book value earn back at less than 2.5 years reflecting favorable valuation multiples. Finally, we're excited about the expansion of both our Lake County presence as well as the addition of the core deposit franchise that's very similar to our legacy deposit base.
. . .
Mike Scudder – First Midwest Bancorp, Inc. – Chairman of the Board, President & CEO
So, when you take all of that against the positive operating backdrop, the future benefits that we would anticipate about Delivering Excellence and our pending combination with Northern States,

we feel good about our ability to go through and continue to strengthen our client commitment. We feel good about our market positioning, and we feel very good about our overall business momentum.
. . .
Michael Young – SunTrust Robinson Humphrey, Inc.
Okay. Great. And one last one if I could sneak it in. Just Pat, on the 2018 guidance, that all excludes NorStates. Is that right?
Pat Barrett – First Midwest Bancorp, Inc. – Executive Vice President & CFO
With the exception of the expense guidance, that does reflect a little bit of fourth quarter activity, but it's primarily going to be trapped in acquisition and integration expense, so I would look for the run rate to be primarily hitting us [through] NorStates in Q1. So, I guess, short answer, yes.
. . .
Nathan Race – Piper Jaffray Companies
Just to clarify on the expenses, that guidance does not include any one-time costs that you will incur with Delivering Excellence?
Pat Barrett – First Midwest Bancorp, Inc. – Executive Vice President & CFO
Correct. Or integration expense for NorStates. So, Delivering Excellence will be about $7 million largely weighted towards the fourth quarter, and NorStates will be all in the fourth quarter and our best estimate is $12 million on that.
. . .
Mike Scudder – First Midwest Bancorp, Inc. – Chairman of the Board, President & CEO
Okay. Well, thank you. So, just before we close and just to reiterate, we're extremely pleased about our business momentum, our positioning to take advantage of the opportunities that lie before us. Before we leave, I also want to take the opportunity to thank all of our colleagues for their contributions to and investment in our performance. They are the face of our company. They deliver on our promise to our clients every day, and they are the reason that folks want to be a part of First Midwest. We also look forward to welcoming our newest colleagues from Northern States to the First Midwest team. So, once again, I would like to thank all of you for your interest in and attention to our story as we share our ongoing belief that First Midwest is a great investment. So, have a great day, everybody. Thank you.
The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.
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Forward-Looking Statements
This document, as well as any oral statements made by or on behalf of First Midwest in connection herewith, may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “outlook,” “predict,” “project,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts or guarantees of future performance but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date hereof, and First Midwest undertakes no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.
Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and Northern States might not be realized within the expected timeframes or might be less than projected, the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained or might not be obtained in a timely manner, credit and interest rate risks associated with First Midwest’s and Northern States’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Northern States operate or anticipate doing business, may be less favorable than expected, new regulatory or legal requirements or obligations, and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s annual report on Form 10‑K for the year ended December 31, 2017, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission (the “SEC”). However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could adversely impact First Midwest’s business, financial performance and pending or consummated acquisition transactions, including the proposed acquisition of Northern States.
Additional Information for Stockholders
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Northern States, First Midwest will file a registration statement on Form S‑4 with the SEC. The registration statement will include a proxy statement of Northern States, which also will constitute a prospectus of First Midwest, that will be sent to Northern States’ stockholders. Investors and stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Northern States and the proposed transaction. When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831-7563, or from Northern States upon written request to Northern States Financial Corporation, Attn: Scott Yelvington, President and Chief Executive Officer, 1601 North Lewis Avenue, Waukegan, Illinois 60085 or by calling (847) 775-8200.
Participants in the Proposed Northern States Transaction
First Midwest, Northern States and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Northern States’ stockholders in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 11, 2018 and First Midwest’s annual report on Form 10‑K for the year ended December 31, 2017 filed with the SEC on February 28, 2018. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.